UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 1, 2009

Commission File Number 333-11014

i-CABLE COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☒                                                                                                                  Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    ☐                                                                                                                  No                     ☒

On April 1, 2009, i-CABLE Communications Limited (the “Company”) issued a press release announcing its intention to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has also submitted an announcement accordingly to The Stock Exchange of Hong Kong Limited on April 1, 2009. A copy of the press release and a copy of the announcement are attached hereto as Exhibits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

	By:	/s/ William J.H. Kwan
	Name:	William J.H. Kwan
	Title:	Director and Chief Financial Officer

Dated: April 1, 2009

Exhibit Index

Exhibit Number	Description
1.1	Press Release dated April 1, 2009 regarding the Company’s intention to deregister and terminate its reporting obligations under the Exchange Act.

1.2	Announcement submitted to The Stock Exchange of Hong Kong Limited on April 1, 2009 regarding the Company’s intention to deregister and terminate its reporting obligations under the Exchange Act.

Exhibit 1.1

For Immediate Release

i-CABLE seeks to deregister and terminate reporting obligations in US

(Hong Kong, April 1, 2009) i-CABLE Communications Limited (“i-CABLE”) will file a Form 15F with the United States Securities and Exchange Commission (“SEC”) to deregister and terminate its reporting obligations under the United States Securities Exchange Act (the “Exchange Act”).

i-CABLE’s reporting obligations under the Exchange Act will be suspended immediately upon such filing, and the deregistration is expected to become effective 90 days after the filing, unless earlier withdrawn by i-CABLE or denied by the SEC.

i-CABLE will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website www.i-cablecomm.com.

An i-CABLE spokesman said the decision to deregister has been reached in view of limited trading volume of the Company’s ADSs and the time and cost required to comply with US reporting and registration obligations.

Following the deregistration, the ADRs will continue to be traded in the over-the-counter markets, and the Bank of New York Mellon will continue to act as i-CABLE’s ADR depositary.

i-CABLE and Bank of New York Mellon will amend their relevant Deposit Agreement to reflect the change of its reporting status under the Exchange Act. A copy of the amendment to the Deposit Agreement will be filed with the SEC.

*****

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

OVERSEAS REGULATORY ANNOUNCEMENT

Deregistration and Termination of

Reporting Obligations under the U.S. Securities Exchange Act

Reference is made to the announcement dated 15 May 2007 issued by i-CABLE Communications Limited (the “Company”) in relation to the delisting from NASDAQ and termination of reporting obligations under the U.S. Securities Exchange Act (the “Exchange Act”).

The Company intends to file a Form 15F with the United States Securities and Exchange Commission (“SEC”) to deregister and terminate its reporting obligations under the Exchange Act. The Company’s reporting obligations under the Exchange Act will be suspended immediately upon such filing, and the deregistration is expected to become effective 90 days after the filing, unless withdrawn by the Company or denied by the SEC earlier. The Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website: http://www.i-cablecomm.com.

The decision to deregister has been reached in view of limited trading volume of the Company’s American Depositary Shares and the time and cost required to comply with U.S. reporting and registration obligations.

Following the deregistration, the Company’s American Depositary Receipts (“ADR”) will continue to be traded in the over-the-counter markets, and The Bank of New York Mellon will continue to act as the Company’s ADR depositary.

The Company and The Bank of New York Mellon will amend the relevant Deposit Agreement to reflect the change of its reporting status under the Exchange Act. A copy of the amendment to the Deposit Agreement will be filed with the SEC.

For i-CABLE COMMUNICATIONS LIMITED Wilson W. S. Chan Company Secretary

Hong Kong, 1 April 2009

As at the date of this announcement, the board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Mr. T. K. Ho, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.